FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2021

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
EMTN programme update - publication of Prospectus

25 May 2021 07:00 BST

EMTN programme update: publication of Prospectus

Following an update by AstraZeneca PLC ("AstraZeneca") of its Euro Medium Term Note ("EMTN") programme established in 2007, the following prospectus has been approved by the Financial Conduct Authority and is available for viewing:

Base Prospectus for the AstraZeneca and AstraZeneca Finance LLC U.S. $10,000,000,000 Euro Medium Term Note Programme (the "Prospectus").

AstraZeneca Finance LLC has been added as an issuer to the EMTN programme for 2021. Securities under the programme may therefore be issued by either AstraZeneca or AstraZeneca Finance LLC, depending on AstraZeneca's requirements. Any securities issued by AstraZeneca Finance LLC will be guaranteed by AstraZeneca.

The last drawdown under the EMTN programme was in 2016.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6580Z_1-2021-5-24.pdf

A copy of the above Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at:
https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines in Oncology and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries, and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

AstraZeneca contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 25 May 2021

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary